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                                UNITED STATES

                                SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Barrister Global Services Network, Inc.

(Name of Issuer)

Common Stock, $0.24 par value per share

(Title of Class of Securities)

06859-20-0

(CUSIP Number)

Dionne M. Rousseau

Jones Walker

201 St. Charles Avenue, Suite 5100

New Orleans, Louisiana 70170

(504) 582-8338

(Names, Addresses and Telephone Numbers of Persons

Authorized to Receive Notices and Communications)

November 24, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06859-20-0
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entity only). John S. Bowers, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization		U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	12,197,250(1)
	8.	Shared Voting Power	4,953,479(2)
	9.	Sole Dispositive Power	12,197,250(1)
	10.	Shared Dispositive Power	N/A
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		17,150,729
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)		N/A
13.	Percent of Class Represented by Amount in Row (11)		71.4%(3)
14.	Type of Person Reporting (See Instructions)		IN

     (1)    Consists of (i) 26,000 shares of the Common Stock held by the Reporting Person, (ii) 3,601,250 shares of the Common Stock issuable to the Reporting Person upon the consummation of the Stock Purchase Agreement, dated as of November 24, 2003, by and between the Reporting Person and the Issuer (the "Purchase Agreement"), a copy of which is attached hereto as Exhibit 1, and (iii) 85,700 shares of the Issuer's Series A Convertible Preferred Stock, issuable to the Reporting Person upon the consummation of the Purchase Agreement, which will be convertible into, and have voting rights equal to, 8,570,000 shares of the Common Stock.

     (2)    As an inducement to the Reporting Person to enter into the Purchase Agreement, a copy of which is attached hereto as Exhibit 1, the following stockholders of the Issuer (whose beneficial ownership of the shares of the Common Stock is indicated in parentheses after their respective names), on or about November 12, 2003, each entered into a Voting Agreement and Irrevocable Proxy with the Reporting Person: Henry P. Semmelhack (1,402,524 shares), Tricia T. Semmelhack (196,900 shares), Peter Semmelhack (85,655 shares), James D. Morgan (893,752 shares), Richard E. McPherson (863,887 shares), Thomas W. Jones (709,031 shares), Richard P. Beyer (184,320 shares), First Carolina Investors, Inc. (159,810 shares), G. Wayne Hawk (237,600 shares), and Manufacturers and Traders Trust Company (220,000 shares) (each agreement, a "Voting Agreement" and, collectively, the "Voting Agreements"). Pursuant to the Voting Agreements, which will be effective upon the consummation of the Purchase Agreement, these stockholders have each (i) agreed to vote the shares of the Common Stock beneficially owned by them in favor of amendments to the Issuer's Certificate of Incorporation to (A) increase the authorized shares of the Common Stock from 20,000,000 to 50,000,000, and (B) decrease the par value of the Common Stock from $0.24 per share to $0.01 per share (together, the "Charter Amendments"), at any annual, special or other meeting of the stockholders of the Issuer (or written consent in lieu of such a meeting) at which the Charter Amendments are presented for a stockholder vote; and (ii) granted to the Reporting Person an irrevocable proxy, with full power of substitution, to vote their shares in favor of the Charter Amendments in the event the stockholder fails to so vote their shares. For further information regarding the Voting Agreements and the terms and conditions thereof, see the form of Voting Agreement and Irrevocable Proxy attached hereto as Exhibit 2.

     (3)    Based on the aggregate of (i) the 15,457,485 shares of the Common Stock of the Issuer to be outstanding upon the consummation of the Purchase Agreement, a copy of which is attached hereto as Exhibit 1, and (ii) the 8,570,000 shares of the Common Stock of the Issuer into which the 85,700 shares of the Series A Convertible Preferred Stock of the Issuer, to be issued upon the consummation of the Purchase Agreement, will be convertible.

Item 1.        Security and Issuer.

This statement relates to the Common Stock, $0.24 par value per share (the "Common Stock"), of Barrister Global Services Network, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 186 Exchange Street, Buffalo, New York 14204.

Item 2.        Identity and Background.

(a), (b), (c) This statement is filed by John S. Bowers, III (the "Reporting Person"). The business address of the Reporting Person is 121 Brookhollow Esplanade, New Orleans, Louisiana 70123. The Reporting Person is currently the President of the Issuer, a provider of multi-vendor IT services. The address of the Issuer is provided above in Item 1.

(d)        The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)        The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)        The Reporting Person is a citizen of the United States of America.

Item 3.        Source and Amount of Funds or Other Consideration.

Pursuant to a Stock Purchase Agreement, dated as of July 15, 2002, by and among the Issuer, the Reporting Person and other parties, as amended, and related subsequent agreements, the Issuer is obligated to pay a lump sum payment of $950,000 to the Reporting Person on July 31, 2004. Upon the consummation of the Purchase Agreement, the Issuer will issue to the Reporting Person (i) 3,601,250 shares of the Common Stock in satisfaction of $864,300 of such payment obligation, and (ii) 85,700 shares of the Issuer's Series A Convertible Preferred Stock in satisfaction of the remaining $85,700 of such payment obligation (such shares together, the "Purchased Shares").

Item 4.        Purpose of Transaction.

The Reporting Person entered into the Purchase Agreement with the intent of acquiring control of the Issuer, specifically approximately 50.5% of the outstanding shares of the Common Stock on a fully-diluted basis.

(a)     On or subsequent to the consummation of the Purchase Agreement, the Reporting Person intends to transfer the Purchased Shares to Debra D. Bowers.

(b)     Not applicable.

(c)     Not applicable.

(d)     Effective upon the consummation of the Purchase Agreement, the board of directors of the Issuer will be restructured as described in Section 4.01(c) of the Purchase Agreement, a copy of which is attached hereto as Exhibit 1.

(e)     Not applicable.

(f)     Not applicable.

(g)     Not applicable.

(h)     Not applicable.

(i)     Not applicable.

Item 5.        Interest in Securities of the Issuer.

(a), (b)   Upon the consummation of the Purchase Agreement and the simultaneous effectiveness of the Voting Agreements, the Reporting Person may be deemed to be the beneficial owner of 17,150,729 shares of the Common Stock, which will represent approximately 71.4% of the outstanding shares of the Common Stock on a fully-diluted basis.

The number of shares of the Common Stock beneficially owned by each of the stockholders party to a Voting Agreement, and the percentage of the outstanding shares of the Common Stock on a fully-diluted basis represented by such shares, is as follows: Henry P. Semmelhack (1,402,524 shares; 5.8%), Tricia T. Semmelhack (196,900 shares; 0.8%), Peter Semmelhack (85,655 shares; 0.4%), James D. Morgan (893,752 shares; 3.7%), Richard E. McPherson (863,887 shares; 3.6%), Thomas W. Jones (709,031 shares; 3.0%), Richard P. Beyer (184,320 shares; 0.8%), First Carolina Investors, Inc. (159,810 shares; 0.7%), G. Wayne Hawk (237,600 shares; 1.0%), and Manufacturers and Traders Trust Company (220,000 shares; 0.9%) (such shares of the Common Stock beneficially owned by such stockholders, collectively, the "Stockholder Shares").

To the Reporting Person's knowledge, the stockholders of the Issuer named in the preceding paragraph have the sole power to dispose, or direct the disposition, of their respective Stockholder Shares. Pursuant to the Voting Agreements by and between the Reporting Person and each such stockholder, the Reporting Person shares the power to vote and direct the vote of the Stockholder Shares beneficially owned by such stockholders.

(c)     Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days. To the Reporting Person's knowledge, none of the stockholders party to the Voting Agreements have effected a transaction in the Common Stock during the past 60 days.

(d)     Not applicable.

(e)     Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As indicated in footnote 2 to Item 8 of the cover page hereto, as an inducement to the Reporting Person to enter into the Purchase Agreement, Henry P. Semmelhack, Tricia T. Semmelhack, Peter Semmelhack, James D. Morgan, Richard E. McPherson, Thomas W. Jones, Richard P. Beyer, First Carolina Investors, Inc., G. Wayne Hawk, and Manufacturers and Traders Trust Company each entered into a Voting Agreement with the Reporting Person. Pursuant to the Voting Agreements, which will be effective upon the consummation of the Purchase Agreement, these stockholders have each (i) agreed to vote the shares of the Common Stock beneficially owned by them in favor of the Charter Amendments at any annual, special or other meeting of the stockholders of the Issuer (or written consent in lieu of such a meeting) at which the Charter Amendments are presented for a stockholder vote; and (ii) granted to the Reporting Person an irrevocable proxy, with full power of substitution, to vote their shares in favor of the Charter Amendments in the event the stockholder fails to so vote their shares. For further information regarding the Voting Agreements and the terms and conditions thereof, see the form of Voting Agreement and Irrevocable Proxy attached hereto as Exhibit 2.

Item 7.        Material to be Filed as Exhibits.

Exhibit 1 - Stock Purchase Agreement, dated as of November 24, 2003, by and between the Issuer and the Reporting Person.

Exhibit 2 - Form of Voting Agreement and Irrevocable Proxy entered into by and between the Reporting Person and each of Henry P. Semmelhack, Tricia T. Semmelhack, Peter Semmelhack, James D. Morgan, Richard E. McPherson, Thomas W. Jones, Richard P. Beyer, First Carolina Investors, Inc., G. Wayne Hawk and Manufacturers and Traders Trust Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 24, 2003	/s/ John S. Bowers, III
John S. Bowers, III

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)